

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

Via E-mail
Thomas Granville
Chief Executive Officer
Axion Power International, Inc.
3601 Clover Lane
New Castle, Pennsylvania 16105

     Re: Axion Power International, Inc.
             Registration Statement on Form S-3
             Filed June 3, 2011
             File No. 333-174692

Dear Mr. Granville:

     We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Information filed with the SEC, page 35

1.   We note that you have not incorporated by reference the Form 10-K/A that you filed on May 2, 2011. Please tell us how you have incorporated by reference into this filing the information required by Part III of Form 10-K for the year ended December 31, 2010.

Signatures, page 40

2.   We note that that under the first paragraph required on the "Signatures" page that Thomas Granville and Charles Trego signed in their capacities as "Principal Executive Officer" and "Principal Financial Officer and Principal Accounting Officer," respectively. We note from your disclosure under Item 10 of your Form 10-K/A filed on May 2, 2011, however, that Mr. Granville is your Chief Executive Officer and that Mr. Trego is your Chief Financial Officer. If true, please revise the signatures under the first paragraph required on the "Signatures" page to indicate that those officers are signing the

registration statement on behalf of the registrant and use their actual titles. Please also revise the "Signatures" page so that the principal executive officer, the principal financial officer and the controller or principal accounting officer sign the registration statement beneath the second paragraph required on the "Signatures" page. Refer to Instruction 1 to Form S-3. Please note that such officers should sign the registration statement using their actual titles and the capacity as principal executive, principal financial or controller or principal accounting officer should be indicated parenthetically beneath the actual title of such officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ruairi Regan, staff attorney, at (202) 551-3269 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 if you have questions regarding our comments.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Jolie Kahn, Esq.